Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated June 24, 2025

Registration Statement No. 333-281233

TELUS CORPORATION

PRICING TERM SHEET

U.S.$700,000,000 6.625% Fixed-to-Fixed Rate Junior Subordinated Notes,
Series A due October 15, 2055

U.S.$800,000,000 7.000% Fixed-to-Fixed Rate Junior Subordinated Notes,
Series B due October 15, 2055

Issuer:	TELUS Corporation (“TELUS” or the “Company”)
Title of Securities:

U.S.$700,000,000 6.625% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due October 15, 2055 (the “Series A Notes”)

U.S.$800,000,000 7.000% Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due October 15, 2055 (the “Series B Notes” and, together with the Series A Notes, the “Notes”)

Expected Ratings (Moody's / S&P / DBRS)*:	Baa3 / BB / BB(high)
Ranking:	Junior Subordinated Notes
Trade Date:	June 24, 2025
Settlement Date**:	June 27, 2025 (T+3)
Principal Amounts:	Series A Notes: U.S.$700,000,000 Series B Notes: U.S.$800,000,000
Public Offering Price:	Series A Notes: 100.000% of the principal amount Series B Notes: 100.000% of the principal amount
Maturity Dates:	Series A Notes: October 15, 2055 Series B Notes: October 15, 2055
First Reset Dates:	Series A Notes: October 15, 2030 Series B Notes: October 15, 2035
Interest:

Series A Notes: (i) from, and including, June 27, 2025 to, but excluding, the Series A First Reset Date at a rate of 6.625% per annum, and thereafter (ii) from, and including, each Series A Interest Reset Date with respect to each Series A Interest Reset Period to, but excluding, the next succeeding Series A Interest Reset Date, the date of maturity or the date of redemption, as the case may be, at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the most recent Series A Interest Reset Determination Date plus a spread of 2.769%, to be reset on each Series A Interest Reset Date; provided, that the interest rate will not reset below 6.625%

Series B Notes: (i) from, and including, June 27, 2025 to, but excluding, the Series B First Reset Date at a rate of 7.000% per annum, and thereafter (ii) from, and including, each Series B Interest Reset Date with respect to each Series B Interest Reset Period to, but excluding, the next succeeding Series B Interest Reset Date, the date of maturity or the date of redemption, as the case may be, at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the most recent Series B Interest Reset Determination Date plus a spread of 2.709%, to be reset on each Series B Interest Reset Date; provided, that the interest rate will not reset below 7.000%

Interest Payment Dates:	Series A Notes: April 15 and October 15 of each year, commencing on October 15, 2025 Series B Notes: April 15 and October 15 of each year, commencing on October 15, 2025
Interest Deferral Right:	So long as no event of default has occurred and is continuing, the Company may elect, at its sole option, on any date other than an Interest Payment Date, to defer the interest payable on either or both series of Notes on one or more occasions for up to five consecutive years (each, a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur for a series of Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date until paid, to the extent permitted by law. A Deferral Period terminates on any Interest Payment Date, where the Company pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the date of maturity or redemption (with respect to the Notes redeemed).
Dividend Stopper:	Unless the Company has paid all accrued and payable interest on the Notes, subject to certain exceptions, the Company will not (i) declare any dividends on its Dividend Restricted Shares (other than stock dividends on the Dividend Restricted Shares) or pay any interest on any of the Parity Indebtedness, (ii) redeem, purchase, or otherwise retire for value any Dividend Restricted Shares or Parity Indebtedness (unless such redemption, purchase or retirement for value is a Permitted Purchase), or (iii) make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness.
Optional Redemption:	The Company may, at its option, redeem the Notes in whole or at any time in part from time to time, by giving prior notice of not less than 10 days nor more than 60 days to the holders of the Notes (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date, and (ii) after the First Reset Date, on any Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption.
Redemption on Tax Event:	At any time within 90 days following the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of either or both Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption.
Redemption on Rating Event:	At any time within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of either or both Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date of redemption.
CUSIP / ISIN:	Series A Notes: 87971MCL5 / US87971MCL54 Series B Notes: 87971MCM3 / US87971MCM38
Minimum Denominations:	U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.

Joint Book-Running Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC TD Securities (USA) LLC
Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. Scotia Capital (USA) Inc. Desjardins Securities Inc. National Bank of Canada Financial Inc. SMBC Nikko Securities America, Inc. ATB Securities Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

**We expect delivery of the Notes will be made against payment therefor on or about June 27, 2025, which is the third business day following the date of pricing of the Notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day immediately preceding the closing of this offering will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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Capitalized terms used herein but not defined have the meanings given to them in TELUS’ preliminary prospectus supplement dated June 20, 2025 to the short form base shelf prospectus dated August 2, 2024.

The Company has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary supplement for the offering, the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

The distribution of the Notes in Canada may only be made on a “private placement” basis exempt from the prospectus requirements of applicable Canadian securities laws, solely to investors that are “accredited investors” and “permitted clients” under applicable Canadian securities laws, and pursuant to a separate Canadian offering memorandum. This communication is not, and under no circumstances is to be construed as an advertisement or a public offering of securities in Canada.

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